UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Month of March 2023

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 March 2023 entitled ‘Total voting rights and issued capital’
99.2Stock Exchange announcement dated 1 March 2023 entitled ‘Appendix 3X – Initial Director’s Notice’
99.3Stock Exchange announcement dated 1 March 2023 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.4Stock Exchange announcement dated 1 March 2023 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.5Stock Exchange announcement dated 2 March 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.6Media release dated 13 March 2023 entitled ‘Underground production celebrated at Oyu Tolgoi’
99.7Media release dated 17 March 2023 entitled ‘Rio Tinto spends more than A$15.3 billion with Australian suppliers’
99.8Media release dated 17 March 2023 entitled ‘Rio Tinto spends A$8.6 billion with suppliers in WA’
99.9Media release dated 20 March 2023 entitled ‘Rio Tinto publishes independent report on cultural heritage management performance’
99.10Stock Exchange announcement dated 23 March 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.11Stock Exchange announcement dated 23 March 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.12Stock Exchange announcement dated 28 March 2023 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.13Stock Exchange announcement dated 30 March 2023 entitled ‘Rio Tinto and First Quantum Minerals partner to progress the La Granja copper project in Peru’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	3 April 2023	Date	3 April 2023